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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF          SEPTEMBER          , 2003
                -----------------------------

         PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):
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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                           PERUSAHAAN PERSEROAN (PERSERO)
                                           PT TELEKOMUNIKASI INDONESIA
                                           -------------------------------------
                                                       (REGISTRANT)


DATE    SEPTEMBER 27, 2003                 BY /s/ Dina Arifani
    -------------------------                 ----------------------------------
                                                          (SIGNATURE)


                                                         DINA ARIFANI
                                           ACTING HEAD OF INVESTOR RELATION UNIT

                                  PRESS RELEASE
                            NO.TEL.397/PR000/UHI/2003

                          TELKOM 2002 AUDIT IN PROGRESS

BANDUNG, SEPTEMBER 27, 2003 -- PT (PERSERO) Telekomunikasi Indonesia, Tbk. ("TELKOM") announced today that substantial progress has been made in the audit of its 2002 financial statements being conducted by PricewaterhouseCoopers ("PwC") but that the audit will not be completed by the end of September 2003 as initially expected. TELKOM currently expects that the audit will be completed within the next 1 month, although it is possible that there may be additional delays. The audit has taken longer than expected due to the time required to confirm the status of the audit with the Indonesian regulators, gather additional information for the auditors and discuss outstanding issues with the prior years' auditors. PwC and TELKOM are continuing to work to expedite completion of the audit, and TELKOM continues to provide its full commitment and cooperation to PwC in completing its work.

TELKOM President Director, Kristiono said: "Although the PwC audit is taking longer than originally expected, we are pleased with the progress that is being made. We remain dedicated to meeting our obligations to our shareholders, as well as all applicable regulators and stock exchanges."

Based on the results of the audit to date, and information currently available, TELKOM believes that it will need to make a number of adjustments to its previously issued financial statements for 2002. These adjustments would affect a number of components of TELKOM's financial statements, as well as related footnote disclosures. The principal matters currently under discussion relate to the recording of certain employee benefits, post-employment benefits and accounting for deferred income taxes. In addition, as a result of the settlement in 2003 of TELKOM's arbitration with PT Aria West International ("AriaWest"), we expect to reverse provisions previously made in respect of receivables from our joint operation scheme, or KSO, with AriaWest. At this stage it is impossible to determine whether the net effect of such adjustments will be minor or material because PwC's audit work is ongoing. TELKOM currently anticipates that these adjustments will impact both its Indonesian GAAP financial statements and information presented in accordance with U.S. GAAP.

TELKOM President Director, Kristiono said: "TELKOM recognizes the importance of providing investors with an understanding of the effects associated with anticipated adjustments. These adjustments, however, cannot be conclusively identified or quantified until PwC's audit is completed. As with any audit, it is possible that additional issues affecting TELKOM's financial results may arise. TELKOM will continue to work with PwC to enable completion of its audit at the earliest possible time."






WOERYANTO SOERADJI
Corporate Secretary

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
JAKARTA
TELP   : 62-21-5215109
FAX    : 62-21-5220500
EMAI   : INVESTOR@TELKOM.CO.ID
WEBSITE: WWW.TELKOM.CO.ID